                                              FINAL PROSPECTUS FILED PURSUANT TO
                                                                  RULE 424(b)(3)
                                                      REGISTRATION NO. 333-44506



                                MATRITECH, INC.
                                 450,000 SHARES
                                OF COMMON STOCK
                            $.01 PAR VALUE PER SHARE
                                ---------------



     This prospectus covers the resale of up to 450,000 shares of our common stock by the selling securityholders listed inside.

     Our common stock is quoted on the Nasdaq National Market under the symbol "NMPS." On November 17, 2000, the last reported sale price for our common stock as reported by the Nasdaq National Market was $4.875 per share. Our executive offices are located at 330 Nevada Street, Newton, Massachusetts 02460, and our telephone number is (617) 928-0820.


     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR INFORMATION THAT SHOULD BE CONSIDERED BEFORE INVESTING.

                                ---------------


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

               THE DATE OF THIS PROSPECTUS IS NOVEMBER 29, 2000.

                               -----------------
                               TABLE OF CONTENTS
                               -----------------

                                                           Page

Matritech, Inc...........................................    3
Risk Factors.............................................    3
Use of Proceeds..........................................   10
Selling Securityholders..................................   10
Plan of Distribution.....................................   12
Legal Matters............................................   13
Experts..................................................   13
Where You Can Find More Information......................   14
Documents Incorporated by Reference......................   14

                                MATRITECH, INC.

     We develop, manufacture and market innovative cancer diagnostic products based on our proprietary nuclear matrix protein technology. The nuclear matrix, a three-dimensional protein framework within the nucleus of cells, plays a fundamental role in determining cell type by physically organizing the contents of the nucleus, including DNA. We have demonstrated that there are differences in the types and amounts of nuclear matrix proteins found in cancerous and normal cells. We believe that the detection of these differences in nuclear matrix proteins, often called NMPs, provides important diagnostic information about cellular abnormalities, including cancer. Using our proprietary nuclear matrix protein technology and expertise, we have developed non-invasive or minimally invasive cancer diagnostic tests for bladder and colon cancer and are developing additional tests for cervical, breast and prostate cancer. Through our European subsidiary, we distribute other diagnostic products in Europe.

                                  RISK FACTORS

     An investment in the shares involves a high degree of risk. You should carefully consider the following risk factors, along with the detailed information in this prospectus. Please keep these risks in mind when reading this prospectus, including any forward-looking statements appearing in this prospectus. If any of the following risks actually occurs, our business, results of operations and financial condition would likely suffer, and you may lose all or part of your investment.


     IF WE FAIL TO OBTAIN THE CAPITAL NEEDED TO FUND OUR OPERATIONS, WE MAY BE UNABLE TO CONDUCT OUR BUSINESS AS PLANNED, TO PURSUE DESIRABLE MARKETS FOR OUR CURRENT PRODUCTS OR TO DEVELOP AND MARKET NEW PRODUCTS.

     We will need additional funding to continue to market our NMP22(R) Bladder Cancer Test Kit, to conduct research and development, to conduct clinical trials, and to manufacture and market our products as we currently contemplate. At this time, we are unable to determine the amount of additional funding we will need because this amount will depend on several variables that affect our capital needs, including the results of clinical trials, the actions of regulatory agencies like the Food and Drug Administration, the FDA, and market acceptance of our products and resulting revenue streams. In seeking to raise additional capital, we will consider various financing alternatives, including equity or debt financings and corporate partnering arrangements. However, we may not be able to raise needed capital on terms that are acceptable to us, or at all. If we do not receive additional financing, we may be required to curtail further our expenses or take other steps that could hurt our future performance.

     BECAUSE OUR STOCK PRICE MAY BE VOLATILE, THE SHARES HELD BY YOU MAY LOSE THEIR VALUE RAPIDLY.

     The market price of our common stock has been, and may continue to be, highly volatile. This price has ranged between $19.375 and $1.875 in the fifty-two week period prior to October 31, 2000. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the biotechnology sector. These factors have often been unrelated to the operating performance of particular companies. Factors such as announcements of technological innovations or new products by our competitors or disappointing results by third parties, as well as market conditions in our industry, may significantly impact the market price of our common stock. For example, in the past our stock price has been affected by announcements of clinical results, clinical or technical breakthroughs or earnings by other biotechnology companies unrelated to us or our performance. Our stock price has also been affected by announcements of developments at Matritech. For example, our stock price has, in the past, reacted to announcements regarding a delay of our regulatory approval process for a new product, fluctuating sales results and decreasing balances of funds in the corporate treasury. Thus, as a result of events at Matritech or in our industry, shares of our common stock could lose their value rapidly.

     OUR COMMON STOCK MAY BE DELISTED FROM THE NASDAQ NATIONAL MARKET, WHICH WOULD MAKE IT MORE DIFFICULT FOR YOU TO SELL SHARES.

     Our common stock is currently listed on the Nasdaq National Market. For continued listing of our common stock on the Nasdaq National Market, we must, among other things, maintain at least $4 million in net tangible assets and a minimum bid price for our common stock of $1.00. If our net tangible assets fall below $4 million, or if our common stock trades at a price of less than $1.00 for 30 consecutive business days or more, our shares may be delisted from the Nasdaq National Market, and trading, if any, would then be conducted in a non-Nasdaq over-the-counter market. If our shares are delisted, it could be more difficult for you to sell them or to obtain accurate price information. In addition, if our shares are delisted, they may be subject to a rule that imposes additional sales practice requirements on broker-dealers who sell our shares to persons other than established customers and accredited investors. For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. Consequently, delisting, if it occurred, may reduce the ability of broker-dealers to sell our shares and your ability to sell your shares. We do not anticipate that our net tangible assets will fall below $4 million before December 31, 2000.

     IF WE ARE UNABLE TO MARKET AND DEVELOP OUR PRODUCTS, WE WILL CONTINUE TO INCUR OPERATING LOSSES AND INVESTORS MAY LOSE INTEREST IN OUR SHARES AND THEIR MARKET VALUE MAY FALL.

     We have incurred operating losses since we began operations in 1987. These losses have resulted principally from costs incurred in research and development and from selling, general and administrative costs associated with our development. These costs have exceeded our revenues, which to date have been generated primarily from initial sales of our NMP22 Bladder Cancer Test Kit, our development agreements, government grants and interest income. We expect to incur continuing operating losses in the near term. Our ability to be profitable depends in part on our ability to market our existing products, obtain required regulatory approvals and develop new products. We may not be able to market successfully our existing products, obtain required regulatory approvals or develop, commercialize, produce and market our future products or achieve or maintain profitability.

     IF OUR NMP22 BLADDER CANCER TEST KIT DOES NOT ACHIEVE WIDE MARKET ACCEPTANCE, WE WILL LOSE SIGNIFICANT NEAR-TERM PRODUCT SALES OR REVENUES.

     We expect to generate a significant share of all of our near-term product sales from the sale of our NMP22 Bladder Cancer Test Kits, which were cleared for sale in the United States by the FDA in 1996, in Japan by the Koseisho in 1998 and in the People's Republic of China by the State Drug Administration in 1999. Our results of operations may suffer if the NMP22 Bladder Cancer Test Kit does not achieve wide market acceptance because NMP22 is a major source of our sales revenue. The remainder of our NMP products still require FDA approval or are in development and do not result in significant revenues.

     IF OUR DISTRIBUTORS DO NOT SUCCESSFULLY SELL OUR PRODUCTS, OUR SALES REVENUE WILL SUFFER.

     We have limited internal marketing and sales resources and personnel. We derive a significant portion of our sales revenue from distribution agreements with two distributors. Konica Corporation has an exclusive right to sell our NMP22 Bladder Cancer Test Kit in Japan. Fisher Diagnostics has a co-exclusive right with us to sell our NMP22 Bladder Cancer Test Kit to hospitals and commercial laboratories in the United States. In addition, General Biologicals Corporation has the right to sell our NMP22 Bladder Cancer Test in connection with an annual screening program in Taiwan. Because we do not deal directly with customers when selling through distributors, we depend on the ability of Konica and Fisher and, to a lesser extent, General Biologicals, to market actively, to forecast demand accurately and to maintain appropriate levels of inventory. We have minimal control over our distributors, and these distributors are under no obligation to fulfill their commitment to purchase a set quantity of our products. If any of our distributors fails to sell our products or breaches their agreements with us, we could experience a significant reduction in our revenues. We may be unable to enter into additional distribution relationships on favorable terms, if at all. These events could reduce anticipated future sales growth.

     OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER AND WILL NOT NECESSARILY INDICATE RESULTS IN FUTURE PERIODS.

     Our future operating results may vary significantly from quarter to quarter or from year to year for several reasons, including:

     -    the timing and size of orders from customers and distributors;

     -    regulatory approvals and the introduction of new products by us; and

     -    market acceptance of our products.

     We have based our current planned expense levels in part upon expectations about future revenue. Consequently, operating results may vary significantly from quarter to quarter or year to year based on the timing of revenue. Revenue or profits in any period will not necessarily indicate results in subsequent periods.

     WE FACE INTENSE COMPETITION AND OUR TECHNOLOGY MAY BECOME OBSOLETE.

     Although we are not aware of any other company using nuclear matrix protein technology to develop diagnostic or therapeutic products, competition in the development and marketing of cancer diagnostics and therapeutics, using a variety of technologies, is intense. Many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engage in the research and development of clinical cancer diagnostic products. Many of these organizations have greater financial, manufacturing, marketing and human resources than we do.

     We expect that certain of our clinical tests will compete with existing FDA-approved clinical tests, including:

     - a test known as BTA, which has been approved for monitoring bladder cancer;

     - a test known as CEA, which is used primarily for monitoring colorectal and breast cancers;

     - a test known as PSA, which is used primarily for monitoring and screening prostate cancer; and

     - a test known as TRUQUANT BR RIA, which is used for monitoring breast cancer.

     We are also aware of a number of companies exploring the application of oncogene technology to cancer diagnostics. Our diagnostic products will also compete with more invasive or expensive procedures such as surgery, bone scans, magnetic resonance imaging and other in vivo imaging techniques. In addition, other companies may introduce competing diagnostic products based on other technologies that may adversely affect our competitive position. As a result, our products may become obsolete or non-competitive.

     IF WE ARE UNABLE TO DEVELOP AND MARKET FUTURE PRODUCTS, OUR SALES REVENUE MAY NOT MEET EXPECTATIONS AND OUR STOCK PRICE MAY DROP.

     Other than the NMP22 Bladder Cancer Test Kit and other diagnostic products distributed by our European subsidiary, all of our products are under development. We do not expect these products to be commercially available in the United States for some time. We will need to complete significant additional research and development, laboratory testing and clinical testing of our products and obtain regulatory approval for them before we will be able to commercialize a majority of our products. The development of our products involves the use of advanced technical methods that require both a high degree of skill and judgment in their application. We may encounter unexpected technical difficulties in the course of the development process that we may be able to overcome only if we expend additional funds and time, if at all. We may not successfully complete our product development efforts, and we may not obtain the required regulatory approvals. In addition, we may not be able to commercialize, produce and market or achieve customer acceptance of our future products, if any. We believe that the market value of our stock is based in part on an expectation of future revenue-producing products. If we are unable to develop and market future products, or if the market believes that we are experiencing difficulty developing future products, our stock price may drop. For example, the market reacted negatively when we announced that one of our products would not receive expedited FDA review.

     GOVERNMENT REGULATION COULD MAKE THE DEVELOPMENT AND SALE OF OUR PRODUCTS COSTLY AND DIFFICULT.

     The FDA and, in some instances, foreign governments, extensively regulate the medical devices that we market and manufacture. The FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices in the United States. If we fail to comply with the FDA's requirements, including Good Manufacturing Practices, we may face a number of consequences, including:

     -    fines;

     -    injunctions;

     -    civil penalties;

     -    recall or seizure of products;

     -    total or partial suspension of production;

     - failure of the government to grant premarket clearance or premarket approval for devices;

     -    withdrawal of marketing approvals; and

     -    criminal prosecution.

     The FDA also has the authority to request repair, replacement or refund of the cost of any device that we manufacture or distribute.

     Any products that we manufacture or distribute in accordance with FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including:

     - device manufacturers and distributors are required to comply with recordkeeping requirements and to report adverse experiences with the use of the device;

     - device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies; and

     - devices are required to be manufactured in accordance with Good Manufacturing Practices regulations which impose certain procedural and documentation requirements on us with respect to manufacturing and quality assurance activities.

     Labeling and promotional activities are subject to scrutiny in the United States by the FDA and, in certain instances, by the Federal Trade Commission. For example, the NMP22 Bladder Cancer Test Kit has received FDA approval and may be promoted by us only as a prognostic indicator or as a testing device for use by previously undiagnosed individuals who have symptoms of or are at risk for bladder cancer. The FDA actively enforces regulations prohibiting the promotion of devices for unapproved uses and the promotion of devices for which premarket clearance or approval has not been obtained. Consequently, we cannot currently promote the NMP22 Bladder Cancer Test Kit for cancer screening in the United States or for any other unapproved use. If we fail to comply with these requirements, we may face regulatory enforcement action by the FDA that would prevent us from manufacturing or selling our products, hurt our ability to conduct testing necessary to obtain market clearance for these products and reduce our potential sales revenues.

     We are also subject to a variety of state laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. Manufacturers are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may be required to incur significant costs to comply with these laws and regulations now or in the future, which could increase future losses or reduce future profitability.

     IF WE LOSE OUR PROPRIETARY TECHNOLOGY ADVANTAGE, WE COULD BE OVERWHELMED BY COMPETITORS.

     We rely on a combination of patent, trade secret and trademark laws, nondisclosure and other contractual provisions and technical measures to protect the proprietary rights in our current and planned products. These protections may be inadequate, and our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Patent law relating to the scope of claims in the biotechnology field is still evolving and, therefore, the degree of future protection for our proprietary rights is uncertain. In addition, the laws of certain countries in which our products are or may be licensed or sold do not protect our products and intellectual property rights to the same extent as the laws of the United States.

     We believe that the use of the patents for nuclear matrix protein technology licensed to us and the use of our trademarks and other proprietary rights do not infringe upon the proprietary rights of third parties. However, we may not prevail in any challenge of third-party intellectual property rights, and third parties may successfully assert infringement claims against us in the future. In addition, we may be unable to acquire licenses to any of these proprietary rights of third parties on reasonable terms.

     HEALTHCARE REFORM MEASURES AND THIRD-PARTY REIMBURSEMENT POLICIES COULD LIMIT THE PER-PRODUCT REVENUES FOR OUR PRODUCTS.

     Our ability to commercialize successfully our planned products will depend in part on the extent to which reimbursement for the cost of our products will be available from government health administration authorities, private health insurers and other third-party payors. In the case of private insurers, the reimbursement of any medical device, either approved for investigational use only or for research use, is at the sole discretion of the patient's individual carrier. Even if a procedure has been previously approved for reimbursement, the insurance carrier may decide not to continue to reimburse the procedure. Further, even if in the future we do successfully sell our products to managed care providers, it is possible that these sales will involve significant pricing pressure on our products and keep our per-product revenues low. Healthcare reform is an area of continuing national attention and a priority of many governmental officials. Certain reform proposals, if adopted, could impose limitations on the prices we will be able to charge in the United States for our products or the amount of reimbursement available for our products from governmental agencies or third-party payors. While we cannot predict whether any of these legislative or regulatory proposals will be adopted or the effect that these proposals may have on our business, the announcement or adoption of these proposals could hurt our business by reducing demand for our products and could hurt our stock price because of investor reactions.

     IF WE DO NOT DEVELOP A LARGER MARKETING AND SALES FORCE, WE WILL REMAIN DEPENDENT ON DISTRIBUTORS, AND WE MAY FAIL TO INCREASE SALES.

     We have limited internal marketing and sales resources and personnel. In order to market successfully our current and future products in the United States and other territories in which we do not, or do not intend to, use third-party distributors, we will need to develop a larger marketing and sales force with appropriate technical expertise and distribution capability. We may be unable to establish the marketing and sales capabilities that we need, and we may be unsuccessful in gaining market acceptance for any of our products.

     IF WE ARE UNABLE TO MANUFACTURE THE PRODUCT VOLUMES WE NEED, WE WILL BE UNABLE TO ACHIEVE PROFITABILITY.

     We have been manufacturing and assembling our test kits for limited commercial sales since 1995 but have not yet manufactured the large product volumes necessary for us to achieve profitability. We may encounter difficulties in scaling up production of new products, if necessary, including problems involving:

     -    production yields;

     -    quality control and assurance;

     -    component supply; and

     -    shortages of qualified personnel.

     These problems could make it very difficult to produce sufficient product to satisfy customer needs and could result in customer dissatisfaction. We may not be able to achieve reliable, high-volume manufacturing at a commercially reasonable cost. In addition, numerous governmental authorities extensively regulate our manufacturing operations. If we fail to satisfy our manufacturing needs, we could experience decreased sales, loss of market share and potential loss of certain distribution rights.

     IF OUR SUPPLIERS CANCEL THEIR AGREEMENTS WITH US, IT MAY BE DIFFICULT FOR US TO FIND REPLACEMENTS FOR OUR SUPPLIERS.

     We currently rely on sole suppliers for certain key components for our test kits. If the components from these suppliers should become unavailable for any reason, we would seek alternative sources of supply. In order to maintain the FDA validation of our manufacturing process, we would have to show that these alternative sources of supply are equivalent to our current sources. Although we attempt to maintain an adequate level of inventory to provide for these and other contingencies, if our manufacturing processes are disrupted as a result of a shortage of key components or a revalidation of new components, we may be unable to meet our commitments to customers. Our failure or delay in meeting our commitments could cause sales to decrease, market share to be lost permanently, and could result in significant expenses to obtain alternative sources of supply with the necessary facilities and know-how.

     IF WE ARE UNABLE TO RETAIN OUR KEY PERSONNEL, WE MAY BE UNABLE TO ACHIEVE OUR DEVELOPMENTAL OBJECTIVES.

     Our success depends, in large part, upon our ability to attract and retain a highly qualified scientific and management team. We have no employment contracts with any of our key personnel. If we lose our key personnel or fail to recruit the necessary additional personnel we need for a qualified team, we may be unable to achieve our developmental objectives. We face competition for qualified personnel from numerous pharmaceutical and biotechnology companies, research and academic institutions, government entities and other organizations. Accordingly, we may not be successful in hiring or retaining qualified scientific or management personnel on terms acceptable to us.

     IF WE ARE SUED FOR PRODUCT-RELATED LIABILITIES, THE COST COULD BE PROHIBITIVE TO US.

     The testing, marketing and sale of human healthcare products entail an inherent exposure to product liability, and third parties may successfully assert product liability claims against us. Although we currently have insurance covering our products, we may not be able to maintain this insurance at acceptable costs in the future, if at all. In addition, our insurance may not be sufficient to cover large claims. If we are sued for significant product-related issues, we could face large and unexpected expenses in defending those claims. We may also experience a costly distraction of management resources, potential negative publicity and reduced demand for our products.

     OUR ACTIVITIES INVOLVE THE USE OF HAZARDOUS MATERIALS, AND WE MAY BE HELD LIABLE FOR ANY ACCIDENTAL INJURY FROM THESE HAZARDOUS MATERIALS.

     Our research and development activities involve the controlled use of hazardous materials, including radioactive compounds. Although we believe that our safety procedures for handling and disposing of our hazardous materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages that result and significant and unexpected costs, including costs relating to liabilities and clean-up, costs from increased insurance premiums or inability to obtain adequate insurance at a reasonable price and costs from loss of operations during clean-up.

                                USE OF PROCEEDS

     Matritech will receive no part of the proceeds from the sale of any of the shares by any of the selling securityholders, although we may receive, subject to anti-dilution adjustments, $2.50 per share upon exercise of the warrants.

                            SELLING SECURITYHOLDERS

     The following table sets forth certain information as of September 30, 2000 with respect to our common stock beneficially owned by each selling securityholder. The shares may be offered from time to time by any of the selling securityholders or by those individuals and entities to whom they may transfer or distribute the shares.

     The persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them based upon information provided to us by the selling securityholders.

     In calculating the number of shares beneficially owned by each selling securityholder after the offering, we have assumed that the selling securityholders will sell all of the shares of common stock registered under this prospectus. The selling securityholders may sell all or any part of their shares registered under this prospectus.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock issuable by us to a person pursuant to options or warrants which may be exercised within 60 days of September 30, 2000 are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person.

     In calculating the percentage of shares beneficially owned by each selling securityholder prior to and after the offering, we have based our calculations on the number of shares of common stock deemed outstanding as of September 30, 2000, which includes:

     - 25,096,974 shares of common stock outstanding as of September 30, 2000; and

     - all shares of common stock issuable upon the exercise of options and warrants which may be exercised by that selling securityholder within 60 days of September 30, 2000.

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                                 Number of            Number of      Number of Shares
                         Shares Beneficially Owned     Shares       Beneficially Owned
                             Prior to Offering         Offered        After Offering
                         -------------------------    ---------     ------------------
Name and Address (1)        Number       Percent                    Number     Percent
--------------------        -------      -------                    ------     -------
Derek Caldwell (2)          200,000         *          200,000         0          *
Sean Gallagher (3)           15,000         *           15,000         0          *
Nathan Low (4)              200,000         *          200,000         0          *
D. Dwight Miller (5)         40,637         *           15,000      25,637        *
Marc Seelenfreund (6)        15,000         *           15,000         0          *
Matthew Toole (7)             5,000         *            5,000         0          *

TOTAL                       475,637         *          450,000      25,637        *
---------------------------------------------------------------------------------------

*Less than 1%


(1) The address of each person listed on the table is c/o Sunrise Securities Corp., 135 E. 57th Street, 11th Floor, New York, NY.

(2) Mr. Caldwell's beneficial ownership includes 200,000 shares of common stock issuable upon exercise of warrants.

(3) Mr. Gallagher's beneficial ownership includes 15,000 shares of common stock issuable upon exercise of warrants.

(4) Mr. Low's beneficial ownership includes 200,000 shares of common stock issuable upon exercise of warrants.

(5) Mr. Miller's beneficial ownership includes 40,637 shares of common stock issuable upon exercise of warrants.

(6) Mr. Seelenfreund's beneficial ownership includes 15,000 shares of common stock issuable upon exercise of warrants.

(7) Mr. Toole's beneficial ownership includes 5,000 shares of common stock issuable upon exercise of warrants.

     The selling securityholders acquired the shares of common stock offered under this prospectus from Matritech through the exercise of the warrants to purchase our common stock issued in a private placement of warrants to purchase 450,000 shares of common stock, which was completed on July 14, 2000.

     Mr. Low is the sole shareholder of Sunrise Securities Corp., and Messrs. Caldwell, Gallagher, Miller, Seelenfreund, and Toole are employees of Sunrise Securities Corp. Mr. Low is also the sole shareholder of Sunrise Financial Group, Inc., which currently acts as an investor relations consultant to us. Mr. Caldwell is also an employee of Sunrise Financial Group, Inc.

                              PLAN OF DISTRIBUTION

     The shares of common stock offered under this prospectus may be sold from time to time by or for the account of any of the selling securityholders or by those individuals and entities to whom they pledge, donate, distribute or transfer their shares or other successors in interest.

     We will not receive any of the proceeds from the sale of these shares by the selling securityholders, although we may receive, subject to anti-dilution adjustments, $2.50 per share upon exercise of the warrants.

     The distribution of the shares of common stock offered under this prospectus by the selling securityholders is not subject to any underwriting agreement. The shares may be sold under this prospectus directly to purchasers by the selling securityholders:

     -    in negotiated transactions;

     - by or through brokers or dealers in ordinary brokerage transactions or transactions in which the broker solicits purchasers;

     - in block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal;

     - in transactions in which a broker or dealer purchases as principal for resale for its own account; or

     -    through underwriters or agents.

     The shares of common stock offered under this prospectus may be sold at a fixed offering price, which may be changed, at the prevailing market price at the time of sale, at prices related to the prevailing market price or at negotiated prices. Any brokers, dealers, underwriters or agents may arrange for others to participate in any of these transactions and may receive compensation in the form of discounts, commissions or concessions from the selling securityholders and/or the purchasers of the shares. Each selling securityholder will be responsible for payment of any and all commissions to brokers. We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

     The selling securityholder may also loan or pledge the shares registered under this prospectus to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares using this prospectus.

     In connection with the private placement which was completed on July 14, 2000, we executed an investor relations warrant agreement with each of the selling securityholders in which we agreed to file the registration statement to which this prospectus is a part and to take certain other actions to permit the selling securityholders to sell the shares of common stock offered under this prospectus under the Securities Act of 1933 and applicable state securities laws.

     In order to comply with the securities laws of individual states, if applicable, the shares of common stock offered under this prospectus will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states these shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     If and when any of the shares covered by this prospectus qualifies for sale under Rule 144 under the Securities Act of 1933, they may be sold under Rule 144 rather than under this prospectus.

     Any selling securityholder and any broker-dealer, agent or underwriter that participates with the selling securityholder in the distribution of the shares of common stock offered under this prospectus may be considered to be "underwriters" within the meaning of the Securities Act of 1933, in which event any commissions received by those broker-dealers, agents or underwriters and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act of 1933.

     The selling securityholders are not restricted as to the price or prices at which they may sell the shares of common stock offered under this prospectus. Sales of shares at less than the market price may depress the market price of our securities. Moreover, the selling securityholders are not restricted as to the number of shares which may be sold at any one time, and it is possible that a significant number of shares could be sold at the same time which may also depress the market price of our securities.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares of common stock offered under this prospectus may not simultaneously engage in market making activities with respect to the shares for a period of time prior to the commencement of the distribution. In addition, each selling securityholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under the Securities Exchange Act of 1934, including, but not limited to, Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling securityholder.

     There is no assurance that any selling securityholder will sell any or all of the shares described in this prospectus and may transfer, devise or gift these securities by other means not described in this prospectus.

     We are permitted to suspend the use of this prospectus in connection with sales of the shares of our common stock offered under this prospectus by holders during periods of time under certain circumstances relating to pending corporate developments and public filings with the Securities and Exchange Commission and similar events.

                                 LEGAL MATTERS

     Several legal matters with respect to the shares of common stock offered under this prospectus will be passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

     The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance with those requirements files reports, proxy statements and other information with the Securities and Exchange Commission. The reports, proxy statements and other information that we file with the SEC under the informational requirements of the Securities Exchange Act of 1934 may be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call 1-800-SEC-0330 for information about the SEC's Public Reference Room. Our common stock is traded on the Nasdaq National Market, and the reports, proxy statements and other information that we file with the SEC may also be inspected at the offices of The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http: //www.sec.gov.

     We have filed with the Commission a registration statement on Form S-3, including all amendments to the registration statement under the Securities Act of 1933 with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding us and the shares offered under this prospectus, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance please see the copy of the full agreement filed as an exhibit to the registration statement. We qualify each of these statements in all respects by the reference to the full agreement. The registration statement, including the exhibits and schedules to the registration statement, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from the Commission's office upon payment of the prescribed fees.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The following documents filed by us with the Commission, File No. 001-12128, are incorporated by reference in this prospectus, except as superseded or modified by this prospectus:

1. Our annual report on Form 10-K for the fiscal year ended December 31, 1999, filed under the Exchange Act, which contains audited financial statements for the fiscal year ended December 31, 1999.

2. Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2000 filed under the Exchange Act, which contains unaudited financial statements for the fiscal quarter ended March 31, 2000.

3. Our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2000 filed under the Exchange Act, which contains unaudited financial statements for the fiscal quarter ended June 30, 2000.

4. Our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2000 filed under the Exchange Act, which contains unaudited financial statements for the fiscal quarter ended September 30, 2000.

5.   Our current report on Form 8-K dated June 28, 2000.

6.   Our current report on Form 8-K dated August 24, 2000.

7. The description of our common stock, $.01 par value per share, contained in the section entitled "Description of Registrant's Securities to be Registered" contained in our registration statement on Form 8-A filed with the Commission on March 10, 1992, including any amendment or report filed for the purpose of updating the description of our common stock.

     All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering made under this prospectus are incorporated by reference in this prospectus and made a part of this prospectus from the date we file the documents with the SEC. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon the written or oral request of that person, a copy of any document incorporated in this prospectus by reference other than exhibits unless those exhibits are specifically incorporated by reference into the documents. Requests for these copies should be directed to Matritech, Inc., Attention: John
S. Doherty, Jr., Chief Financial Officer, 330 Nevada Street, Newton, Massachusetts 02460, telephone (617) 928-0820.

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You should rely only on the information contained in this prospectus or information specifically incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof. This prospectus is not an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is illegal.

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                           TABLE OF CONTENTS
                      ----------------------------
            Matritech, Inc.........................   3
            Risk Factors...........................   3
            Use of Proceeds........................  10
            Selling Securityholders................  10
            Plan of Distribution...................  12
            Legal Matters..........................  13
            Experts................................  13
            Where You Can Find More
            Information............................  14
            Documents Incorporated by
            Reference..............................  14


                                 450,000 SHARES

                                       OF

                                  COMMON STOCK

                                       OF

                                 MATRITECH, INC.

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                               November 29, 2000